Exhibit 12

THE PROGRESSIVE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(millions)

(unaudited)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Income before income taxes	$2,138.9	$1,470.7	$1,911.6	$1,907.4	$1,720.0

Fixed Charges:
Interest and amortization on indebtedness	155.9	143.9	138.4	118.2	119.1
Portion of rents representative of the interest factor	8.3	6.9	5.9	5.9	6.7

Total fixed charges	164.2	150.8	144.3	124.1	125.8

Interest capitalized, net of amortized interest	(0.7)	(0.9)	(0.8)	(1.1)	(0.6)

Total income available for fixed charges	$2,302.4	$1,620.6	$2,055.1	$2,030.4	$1,845.2

Ratio of earnings to fixed charges	14.0	10.7	14.2	16.4	14.7